Exhibit 99.1

RADWARE ANNOUNCES FIRST QUARTER 2018 EARNINGS

First Quarter 2018 Results and Financial Highlights

•	Revenues of $55 Million, up 11% from the first quarter of 2017
•	Non-GAAP EPS of $0.06; GAAP EPS of $(0.02)
•	Operating cash flow for the last twelve months of $37 million

TEL AVIV, ISRAEL, MAY 2, 2018 — Radware® (NASDAQ: RDWR), a leading provider of cyber security and application delivery solutions, today announced its consolidated financial results for the quarter ended March 31, 2018.

“We are very pleased with our results for the first quarter, our third consecutive quarter with double digit revenue growth. The cyber threat landscape continues to evolve, and customers are investing in attack mitigation more strategically. Radware is benefiting from the competitive advantages of our comprehensive solution portfolio for datacenter attack mitigation while at the same time continuing to expand this portfolio,” said Roy Zisapel, Radware President & CEO. “Looking at the strong first quarter performance and robust pipeline, we clearly started 2018 on the right foot and are excited about the opportunities that lie ahead of us.”

Financial Highlights for the First Quarter of 2018

Revenues for the first quarter of 2018 totaled $54.5 million, up 11% from revenues of $48.9 million for the first quarter of 2017:

•	Revenues in the Americas region were $24.2 million for the first quarter of 2018, up 32% from revenues of $18.3 million in the first quarter of 2017.

•	Revenues in the EMEA region were $15.1 million for the first quarter of 2018, up 4% from revenues of $14.6 million in the first quarter of 2017.

•	Revenues in the APAC region were $15.2 million for the first quarter of 2018, down 5% from revenues of $16.0 million in the first quarter of 2017.

Net loss on a GAAP basis for the first quarter of 2018 was ($1.0) million or $(0.02) per diluted share, compared with net loss of ($4.1) million or ($0.09) per diluted share for the first quarter of 2017.

Non-GAAP net income for the first quarter of 2018 was $2.6 million or $0.06 per diluted share, compared with non- GAAP net income of $0.7 million or $0.02 per diluted share for the first quarter of 2017.

Non-GAAP results are calculated excluding the impact of stock-based compensation, exchange rate differences, net on balance sheet items included in financial income, amortization of intangible assets, acquisition costs and litigation costs. A reconciliation of each of the company’s non-GAAP measures to the comparable GAAP measured is included at the end of this press release.

As of March 31, 2018, the Company had cash, cash equivalents, short-term and long-term bank deposits and marketable securities of $358.1 million. Cash generated from operations in the first quarter of 2018 totaled $12.2 million.

Share Repurchase Plan
The Company also announced that its board of directors has authorized a new one-year plan to repurchase up to $40 million of its issued and outstanding ordinary shares. The share repurchase plan authorizes management to repurchase, from time to time, ordinary shares in open market transactions, in privately negotiated transactions or in other legally permissible ways depending on market conditions, share price, trading volume and other factors. Such repurchases, which will be funded from available working capital, will be made in accordance with applicable U.S. securities laws and regulations, including Rule 10b-18 promulgated by the Securities and Exchange Commission. The share repurchase plan does not obligate Radware to buy back any specific number of shares and may be suspended or terminated at any time at management’s discretion.

Conference Call

Radware management will host a call on Wednesday, May 2, 2018 at 8:30 am ET to discuss its first quarter 2018 results and the company’s outlook for the second quarter of 2018.

Participants in the US call: Toll Free 833-241-4257

Participants Internationally call:  +1-647-689-4208

Conference ID: 5988018

A replay will be available for 2 days, starting 2 hours after the end of the call, on telephone number +1-416-621-4642 or (US toll-free) 800-585-8367.

A live webcast of the conference call can also be heard by accessing the Company's website at: http://www.radware.com/IR/. The webcast will remain available for replay during the next 12 months.

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Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), Radware uses non-GAAP measures of gross profit, operating income, financial income, net income and earnings per share, which are adjustments from results based on GAAP to exclude stock-based compensation expenses, in accordance with ASC No. 718, amortization of intangible assets, acquisition costs, litigation costs and exchange rate differences, net on balance sheet items included in finance income. Such exchange rate differences may vary from period to period due to changes in exchange rates driven by general market conditions or other circumstances outside of the normal course of Radware's operations. Management believes that exclusion of these charges allows comparisons of operating results that are consistent across past, present and future periods. Furthermore, Radware uses a measure called “total deferred revenues” which is defined as the sum of short and long term deferred revenues on the balance sheet and uncollected billed amounts that were offset against trade receivables, and are not presented on the balance sheet. Radware’s management believes the non-GAAP financial information provided in this release is useful to investors for the purpose of understanding and assessing Radware’s ongoing operations. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release, to the most directly comparable GAAP financial measures, is included with the financial information contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and, as such, has determined that it is important to provide this information to investors.

Safe Harbor Statement

This press release may contain statements concerning Radware’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results, expressed or implied by such forward-looking statements, could differ materially from Radware's current forecasts and estimates. Factors that could cause or contribute to such differences include, but are not limited to: the impact of global economic conditions and volatility of the market for our products; changes in the competitive landscape; inability to realize our investment objectives; timely availability and customer acceptance of our new and existing products; risks and uncertainties relating to acquisitions; the impact of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; Competition in the market for Application Delivery and Network Security solutions and our industry in general is intense; and other factors and risks on which we may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Radware, reference is made to Radware’s Annual Report on Form 20-F, which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Radware in reports filed with, or furnished to, the SEC. Forward-looking statements speak only as of the date on which they are made and, except as required by applicable law, Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Radware’s public filings are available from the SEC’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.

About Radware

Radware® (NASDAQ: RDWR), is a global leader of cyber security and application delivery solutions for physical, cloud, and software defined data centers. Its award-winning solutions portfolio secures the digital experience by providing infrastructure, application, and corporate IT protection and availability services to enterprises globally. Radware’s solutions empower more than 12,500 enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity and achieve maximum productivity while keeping costs down. For more information, please visit www.radware.com.

©2018 Radware Ltd. All rights reserved. The Radware products and solutions mentioned in this press release are protected by trademarks, patents and pending patent applications of Radware in the U.S. and other countries. For more details please see: https://www.radware.com/LegalNotice/. All other trademarks and names are property of their respective owners.

CONTACTS Investor Relations: Anat Earon-Heilborn +972 723917548 ir@radware.com Media Contacts: Deborah Szajngarten Radware 201-785-3206 deborah.szajngarten@radware.com

Radware Ltd.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	March 31,	December 31,
	2018	2017
	(Unaudited)	(Unaudited)
Assets

Current assets
Cash and cash equivalents	61,987	65,237
Available-for-sale marketable securities	45,769	42,573
Short-term bank deposits	87,662	93,151
Trade receivables, net	16,034	16,150
Other receivables and prepaid expenses	6,401	12,252
Inventories	18,920	18,772
	236,773	248,135

Long-term investments
Available-for-sale marketable securities	51,193	54,427
Long-term bank deposits	111,465	88,911
Severance pay funds	3,251	3,251
	165,909	146,589

Property and equipment, net	23,477	23,642
Intangible assets, net	10,164	10,415
Other long-term assets	17,687	8,133
Goodwill	32,174	32,174
Total assets	486,184	469,088

Liabilities and shareholders' equity

Current Liabilities
Trade payables	4,320	5,367
Deferred revenues	76,831	69,829
Other payables and accrued expenses	24,248	32,174
	105,399	107,370

Long-term liabilities
Deferred revenues	45,346	43,482
Other long-term liabilities	5,733	2,880
	51,079	46,362

Shareholders' equity
Share capital	677	673
Additional paid-in capital	357,496	349,250
Accumulated other comprehensive loss, net of tax	(1,172)	(443)
Treasury stock, at cost	(116,442)	(116,442)
Retained earnings	89,147	82,318
Total shareholders' equity	329,706	315,356

Total liabilities and shareholders' equity	486,184	469,088

Radware Ltd.
Condensed Consolidated Statements of Income
(U.S Dollars in thousands, except share and per share data)

	For the three months ended
	March 31,
	2018	2017
	(Unaudited)	(Unaudited)

Revenues	54,536	48,912
Cost of revenues	9,940	8,994
Gross profit	44,596	39,918

Operating expenses:
Research and development, net	14,662	14,240
Selling and marketing	28,183	25,979
General and administrative	4,055	4,780
Total operating expenses	46,900	44,999

Operating loss	(2,304)	(5,081)
Financial income, net	1,689	1,107
Loss before taxes on income	(615)	(3,974)
Taxes on income	(380)	(104)
Net loss	(995)	(4,078)

Basic net loss per share	(0.02)	(0.09)

Weighted average number of shares used to compute basic net loss per share	44,325,008	43,225,062

Diluted net loss per share	(0.02)	(0.09)

Weighted average number of shares used to compute diluted net loss per share	44,325,008	43,225,062

Radware Ltd.
Reconciliation of GAAP to Non-GAAP Financial Information
(U.S Dollars in thousands, except share and per share data)

	For the three months ended
	March 31,
	2018	2017
	(Unaudited)	(Unaudited)
GAAP gross profit	44,596	39,918
Stock-based compensation	58	55
Amortization of intangible assets	230	253
Non-GAAP gross profit	44,884	40,226

GAAP research and development, net	14,662	14,240
Stock-based compensation	931	898
Non-GAAP Research and development, net	13,731	13,342

GAAP selling and marketing	28,183	25,979
Stock-based compensation	1,904	1,624
Amortization of intangible assets	20	23
Non-GAAP selling and marketing	26,259	24,332

GAAP general and administrative	4,055	4,780
Stock-based compensation	407	420
Acquisition costs	0	340
Litigation costs	270	1,019
Non-GAAP general and administrative	3,378	3,001

GAAP total operating expenses	46,900	44,999
Stock-based compensation	3,242	2,942
Acquisition costs	0	340
Amortization of intangible assets	20	23
Litigation costs	270	1,019
Non-GAAP total operating expenses	43,368	40,675

GAAP operating loss	(2,304)	(5,081)
Stock-based compensation	3,300	2,997
Acquisition costs	0	340
Amortization of intangible assets	250	276
Litigation costs	270	1,019
Non-GAAP operating income (loss)	1,516	(449)

GAAP finance income	1,689	1,107
Exchange rate differences, net on balance sheet items included in financial income	(203)	147
Non-GAAP finance income	1,486	1,254

GAAP loss before taxes on income	(615)	(3,974)
Stock-based compensation	3,300	2,997
Acquisition costs	0	340
Amortization of intangible assets	250	276
Litigation costs	270	1,019
Exchange rate differences, net on balance sheet items included in financial income	(203)	147
Non-GAAP income before taxes on income	3,002	805

GAAP net loss	(995)	(4,078)
Stock-based compensation	3,300	2,997
Acquisition costs	0	340
Amortization of intangible assets	250	276
Litigation costs	270	1,019
Exchange rate differences, net on balance sheet items included in financial income	(203)	147
Non GAAP net income	2,622	701

GAAP Net loss per diluted share	(0.02)	(0.09)
Stock-based compensation	0.07	0.07
Acquisition costs	0.00	0.01
Amortization of intangible assets	0.01	0.01
Litigation costs	0.01	0.02
Exchange rate differences, net on balance sheet items included in financial income	(0.00)	0.00
Non GAAP Net income per diluted share	0.06	0.02

Weighted average number of shares used to compute Non-GAAP diluted net earnings per share	46,424,462	43,985,249

Radware Ltd.
Condensed Consolidated Statements of Cash Flow
(U.S. Dollars in thousands)

	For the three months ended
	March 31,
	2018	2017
	(Unaudited)	(Unaudited)
Cash flow from operating activities:

Net loss	(995)	(4,078)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	2,504	2,819
Stock based compensation	3,300	2,997
Amortization of premium, accretion of discounts and accrued interest on available-for- sale marketable securities, net	276	361
Accrued interest on bank deposits	(66)	1,382
Increase in accrued severance pay, net	239	135
Increase in trade receivables, net	(37)	(1,450)
Decrease in other current assets and prepaid expenses and other long-term assets	7,199	1,034
Increase in inventories	(148)	(1,278)
Decrease in trade payables	(1,047)	(1,710)
Increase in deferred revenues	8,866	6,814
Decrease in other payables and accrued expenses	(7,927)	(722)
Net cash provided by operating activities	12,164	6,304

Cash flows from investing activities:

Purchase of property and equipment	(2,089)	(1,882)
Proceeds from (investment in) other long-term assets, net	(91)	47
Investment in bank deposits, net	(17,000)	(33,907)
Proceeds from (investment in) sale, redemption of and purchase of available-for-sale marketable securities ,net	(1,186)	3,887
Payment for acquisition of subsidiary, net of cash acquired	0	(8,269)
Net cash used in investing activities	(20,366)	(40,124)

Cash flows from financing activities:

Proceeds from exercise of stock options	4,952	1,310
Net cash provided by financing activities	4,952	1,310

Decrease in cash and cash equivalents	(3,250)	(32,510)
Cash and cash equivalents at the beginning of the period	65,237	79,639
Cash and cash equivalents at the end of the period	61,987	47,129